Exhibit 99.1

April 23, 2020

To all Shareholders and Investors,

Over the past four weeks we have been extremely focused on our base business as a result of COVID related matters that we have all faced. Our first priority has been to ensure the health and safety of our employees so that we can continue to provide our essential services. As we said on our call earlier this month, we believe that the combination of our revenue profile and the markets in which we operate work together to structurally limit the overall revenue impact of COVID-19 disruptions across our operations. We have also put in place initiatives to flex our cost structure and our capital spending while we ride out the COVID storm. We believe that together, these measures and the characteristics of our revenue base, will mitigate the impact of COVID-19 disruptions on the free cash flow profile of the business.

While these circumstances are certainly not what any of us expected for GFL’s first full month of being a public company, we remain focused on delivering on our thesis from the launch of the IPO in February:

1.	Use the approx. CAD $3.0 billion of proceeds to decrease our leverage levels (Debt to EBITDA) from the high 6’s to the low 4’s,
2.	Generate incremental cash flow from lower borrowing costs,

3.	Use our improved credit ratings to lower our cost of capital, and

4.	Continue to execute on our growth strategy

To be able to deliver on our growth strategy, we need to be ready when business begins to reopen. As I have said frequently in the past, we have a great supportive group of institutional debt investors that have been in our capital structure for the past 7 years. We have worked very hard to build their trust in us as great stewards of their capital over the years. These investors have supported us in our ambitious growth plans which have allowed GFL to grow to where we are today. Yesterday, when we launched a bond deal to raise USD $400 million, was no exception. On the back of reverse inquiries, this group of long investors supported a deal that we upsized to USD $500 million and priced at an annual coupon of 4.25%: all in the face of the volatility created by the COVID-19 pandemic.

Some have asked why now? From my perspective extreme volatility always leads to great opportunities. As I have often said “never let a good crisis go to waste.” As we have seen from our experience in 2008, in late 2015 and now in 2020, credit markets open and close. In our view, it is always better to bring cash on to the balance sheet when you don’t need it. Today, we don’t need it.

100 New Park Place, Suite 500 Vaughan ON L4K 0H9

Yesterday’s financing is net leverage neutral. We have an undrawn revolver of CAD $650 million. Together with the new issue of approximately CAD $700 million, we now have over CAD $1.350 plus billion of liquidity. Cash is king today. We now have a war chest of capital to deploy on smart accretive acquisition opportunities when they present themselves. On the flip side if the COVID disruption persists for longer than we all hope it will, we can use these proceeds to repay part of our term loan without penalty, effectively giving us a free option on the cash today.

We are one of the fortunate few that could raise money in this environment at this type of coupon. We are very thankful to have such a supportive group of debt investors and we look forward to continuing to earn the trust of our newer equity partners. Since founding GFL and as one of our single largest shareholders, I continue to drive decision making based on long term equity value creation for all of us. We are all in this together.

As always thank you for your support and please feel free to reach out with any questions you may have.

Stay well,

Patrick
Founder & Chief Executive Officer
GFL Environmental Inc.

100 New Park Place, Suite 500 Vaughan ON L4K 0H9